================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                               -----------------
                             REDBACK NETWORKS INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -----------------
         Options to Purchase Common Stock, Par Value $0.0001 Per Share
                        (Title of Class of Securities)
                               -----------------
                                     n/a*
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                               -----------------
                               Kevin A. DeNuccio
                     President and Chief Executive Officer
                             Redback Networks Inc.
                                250 Holger Way
                          San Jose, California 95134
                                (408) 571-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                               -----------------
                                  Copies to:
    Page Mailliard, Esq.                              Thomas L. Cronan III, Esq.
Wilson Sonsini Goodrich & Rosati                         Redback Networks Inc.
    650 Page Mill Road                                       250 Holger Way
Palo Alto, California 94304-1050                      San Jose, California 95134
   (650) 493-9300                                           (408) 571-5000


                           CALCULATION OF FILING FEE

====================================================================================================================================
                     Transaction Valuation+                                                   Amount of Filing Fee
------------------------------------------------------------------------------------------------------------------------------------
                        $66,158,722.00                                                            $13,232.00
====================================================================================================================================

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 15,658,869 shares of common stock of Redback Networks Inc. having an aggregate value of $66,158,722.00 as of September 4, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                          Amount Previously Paid: $13,232.00.
                                        Form or Registration No.: Schedule TO.
                                          Filing party: Redback Networks Inc.
                                             Date filed: September 6, 2001.


[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
      [_] third party tender offer subject to Rule 14d-1.
      [X] issuer tender offer subject to Rule 13e-4.
      [_] going-private transaction subject to Rule 13e-3.
      [_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 757209101.

================================================================================

Introductory Statement.

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Redback Networks Inc., a Delaware corporation ("Redback" or the "Company") with the Securities and Exchange Commission on September 6, 2001 (the "Schedule TO"), relating to our offer to replace certain outstanding eligible stock options to purchase shares of our Common Stock, upon the terms and subject to the conditions described in the (i) Offer to Replace, as amended herein, (ii) the Election Form, as amended herein, and (iii) the Notice to Withdraw from the Offer (collectively, as they may be amended from time to time, the "Offer").

          The Offer to Replace, attached to the Schedule TO as Exhibit (a)(2), is hereby amended and restated to include the following revisions: (i) the Introduction to the Offer to Replace is amended to include the updated number of issued and outstanding options to purchase shares of our common stock and the updated number and percentage of our issued and outstanding options held by eligible employees, as of September 26, 2001; (ii) Section 3 of the Offer to Replace is amended to clarify that we do not have any plans, proposals or negotiations that relate to or would result in any of the transactions or changes described in Item 1006(c) of Regulation M-A; (iii) Section 7 of the Offer to Replace is amended to clarify the meaning of the contemplated benefits of the offer to the Company and to explain what might impair such benefits to the Company; (iv) Section 9 of the Offer to Replace is amended to include the updated number and percentage of our shares of common stock issuable upon exercise of all potential New Options, as of September 26, 2001; (v) Section 11 of the Offer to Replace is amended to disclose the number and percentage of the securities that are beneficially owned by each executive officer, director and person controlling the corporation, as required by Item 1008(a) of Regulation M-A, as of September 26, 2001; and (vi) Schedule A to the Offer to Replace is amended to include Lars Rabbe as an Executive Officer.

          The Election Form, attached to the Schedule TO as Exhibit (a)(3), is hereby amended and restated to delete any references to a requirement that optionees affirmatively acknowledge understanding the various provisions of the Offer to Replace. With respect to any Election Forms that have been, or will be, executed and returned by optionees for participation in the offer, we agree not to enforce the previous requirement that optionees affirmatively acknowledge understanding the provisions of the Offer to Replace.

          The form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of Hong Kong, attached to the Schedule TO as Exhibit (a)(12), is hereby amended and restated to delete the provision that an exemption certificate would be obtained from the applicable regulatory authority in order to allow for accelerated vesting in certain circumstances.

          Item 12 of the Schedule TO is hereby amended and restated to add a reference to Exhibit (a)(18), which is incorporated herein by reference.

          In addition, we will distribute a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and a copy of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 to all eligible employees via electronic delivery, or via regular mail to any eligible employees that may not have access to e-mail.

Item 12.   Exhibits.

     (a)  (2)  Offer to Replace, dated September 6, 2001.

     (a)  (3)  Election Form.

     (a) (12) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of Hong Kong.

     (a) (18) Redback Networks Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2001, and incorporated herein by reference.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                        REDBACK NETWORKS INC.



                                        /s/ Kevin A. DeNuccio
                                        -------------------------------------
                                        President and Chief Executive Officer


Date:  October 1, 2001

                                INDEX TO EXHIBITS


         Exhibit
         Number                            Description
       ----------          -----------------------------------------------------

        (a)(2)             Offer to Replace, dated September 6, 2001.

        (a)(3)             Election Form.

       (a)(12) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of Hong Kong.